Simpson Thacher & Bartlett LLP

900 G STREET, NW

WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500

FACSIMILE: +1-202-636-5502

November 8, 2022

Seth Davis

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.W.

Washington, D.C. 20549

Re:	BC Partners Lending Corporation, et al. (File No. 812-15126)

Form APP WD: Request for Withdrawal of Application

Dear Mr. Davis:

BC Partners Lending Corporation, et al. (the “Applicants”) filed an application on April 20, 2020, as amended on October 8, 2020, for an order pursuant to Sections 12(d)(1)(J), 57(c), 57(i) and 60 of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act (the “Application”).

The Applicants hereby respectfully request that the Application be withdrawn and that the U.S. Securities and Exchange Commission take no further action with respect thereto.

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 636-5879 or Rajib Chanda at (202) 636-5543.

Very truly yours,

/s/ Christopher Healey
Christopher Healey

cc:	Rajib Chanda, Simpson Thacher & Bartlett LLP

Jordan Terri, U.S. Securities and Exchange Commission